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                              February 2, 2021

       Elizabeth Boland
       Chief Financial Officer
       Bright Horizons Family Solutions Inc.
       200 Talcott Avenue
       Watertown, Massachusetts 02472

                                                        Re: Bright Horizons
Family Solutions Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-35780

       Dear Ms. Boland:

               We have reviewed your January 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 29, 2020 letter.

       Form 10-K for Fiscal Year Ended December 31, 2019

       General

   1. We note your response to prior comment 6. Please revise to clarify what you mean by the statement that the
provision does not "preclude or contract" the scope of exclusive federal or concurrent
jurisdiction for any actions brought under the Securities Act or the
                                                        Exchange Act. If you
mean that the provision does not apply to claims arising under the federal securities
laws, as stated in your response, please confirm that you will include disclosure in future
filings stating this directly.
 Elizabeth Boland
Bright Horizons Family Solutions Inc.
February 2, 2021
Page 2

       Please contact Daniel Morris at 202-551-3314 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameElizabeth Boland                       Sincerely,
Comapany NameBright Horizons Family Solutions Inc.
                                                         Division of
Corporation Finance
February 2, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName